SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minute of the 12th Ordinary General Shareholders´Meeting held on April 07, 2010” dated on April 12, 2010.

April 12, 2010 (08 pages)

For further information, please contact:

Norair Carmo Ferreira
Telesp, Sao Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(Sao Paulo, Brazil – April 12, 2010) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs to its shareholders the resolutions taken on its Ordinary General Meeting.

I. Date, Time and Venue: April 07 (seven), 2010, at 11:00 a.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, 851, in the capital of the state of Sao Paulo.

II. Call notice: Public notice published in the “Diário Oficial do Estado de São Paulo” and in the newspaper “Valor Econômico”, on March 23, 24 and 25, 2010 editions, pages 54, 49, 106, D3, B11, D4, respectively.

III. Agenda:

1. To examine the management’s accounts, analyze, discuss and vote on the Company´s Financial Statements, related to the fiscal year ended on December 31, 2009;
2. To deliberate on the management proposal for net income allocation for the fiscal year of 2009;
3. To elect the members of the Board of Directors for a new tenure;
4. To elect the members of the Audit Committee for a new tenure;
5. To determine the remuneration for managers and members of the Audit Committee.

IV. Attendance: Company’s shareholders, representing 86.04% of the voting capital, in accordance to records and signatures of the Attendance Book #002, sheets 28 verso to 32 verso, verifying the legal quorum for instatement and resolutions. Were also registered the attendance of the Administrative councilmember, Mr. Luciano Carvalho Ventura, and the Company’s manager, Mr. Gilmar Roberto Pereira Camurra, Director of Finance and Investor Relations, the member of the Audit Committee, Mr. Flávio Stamm; the Company’s Accounting Director and Company’s Accountant, respectively Mrs. Paula Bragança França Mansur and Mr. Milton Shigueo Takarada; and the agents of the accounting firm, Ernst & Young Auditores Independentes S/S, Mr. Luiz Carlos Marques, Mr. Luis Eduardo Monti and Mr. Alexandre Hoeppers.

V. Board: Gilmar Roberto Pereira Camurra – Chairman
                Vasco Gruber Franco – Secretary

VI. Resolutions: The shareholders in attendance, according to legal abstentions, approved the following deliberations:

1 – Item “1” of the Agenda: the Chairman informed that was available to shareholders the documentation related to the management account comprehending: Management Report, Balance Sheet and the other complete and consolidated Financial Statements of the Company, properly attached with the Explanatory Notes, as well as the Technical Report of the Independent Accounting firm, Ernst & Young Auditores Independentes S/A and the Technical Report of the Company’s Audit Committee, both issued without exception, all of them related to the fiscal year ended on December 31, 2009. Following, it was proposed and accepted by those in attendance, the exemption reading of the referred documents, for being of knowledge of everyone, which, filling the legal disposal were published, in full, in the newspapers “Valor Econômico” and “Diário Oficial do Estado de São Paulo”, on February 12, 2010, being also available on the IPE System at the Securities Commission/Bovespa website, in the internet, in form and deadlines provided in the CVM´s Instruction #481. Subject to discussion and voting, abstaining those impeded by law, management and the Company’s audit committee, the matter of “item 1” of the agenda was unanimously approved by the shareholders in attendance, without any restriction or reserve, expressly approved, in full, the Management Report and Manager accounts, comprehending the Balance Sheet and the complete Financial Statements with the Company’s Explanatory Note – controlling company and consolidated, all of them related to the fiscal year ended on December 31, 2009, including matter’s allusive technical reports.

2 – It was valued the matter included in item "2" of the Ordinary General Meeting’s Agenda, concerning to the proposal for allocation of results related to the fiscal year 2009, as follows:

“PROPOSAL OF THE MANAGEMENT FOR ALLOCATION
OF RESULTS RELATED TO THE FISCAL YEAR 2009

Dear Shareholders,

According to the article 192 of the Law #6404/76, and with CVM´s Instruction #481 of December, 17, 2009, Article 9, paragraph 1º - II, this Management proposes to Telesp’s Shareholders that the allocation of net income for the fiscal year ended on December 31, 2009, in the amount of R$2,172,972,873.05 (two billion, one hundred and seventy two million, nine hundred and seventy two thousand, eighty hundred and seventy three reais and five cents) shall be realized as follows:

1. ALLOCATION RELATED TO THE FISCAL YEAR 2009

According to the Article 26, paragraph 1st (ii) of the Company’s Bylaw, 25% of the net income adjusted as required the items II, III of article 202 of the Law #6404/76 will be obligatorily distributed as mandatory minimum dividend to all shareholders. The article 26 paragraph 1st (iii) of the Company's Bylaws provides that the remaining balance of the net income, after attended the procedures contained in the preceding items of this article, will be determined by the General Meeting, based on the proposal of the Board of Directors.
According to the paragraph 1st , article 193 of the Law #6404/76, the Company chose for not constitute a legal reserve, since its current balance added to the balance of capital reserves mentioned in § 1st of article 182, exceeded 30% of the capital stock. Thus, the net income of the year 2009 will be the own base for determining the mandatory minimum dividend, as shown below:

Net Income For The Fiscal Year	2,172,972,873.05
Mandatory minimum dividend (25% of net income)	543,243,218.26

Intermediary Dividends/ Interest on Own Capital during the 2009 fiscal year	1,075,000,000.00
Balance of net income to allocation according to the present proposal	1,097,972,873.05

Advantages of preferred shares:
In accordance to the article 7 of the Company’s Bylaws, shareholders of preferred shares are entitled to a dividend 10% (ten percent) higher than the amount granted to shareholders of common shares.

Allocations realized during the fiscal year 2009

a. Interim Dividends:
Considering the interpolated proposition XX of the articles 17 and 27 of the Company’s Bylaws, in conjunction with the article 7, as well as in articles 204 and 205 of the Law #6404/76, the Management deliberated interim dividends, in the following dates and conditions:

May 18, 2009 – deliberated the amount of R$470,000,000.00 (four hundred and seventy million reais) based on financial statements of March 31, 2009 and the payment begun on June 17, 2009, to common and preferred shareholders registered on Company’s book records by the end of May 18, 2009. After this date, the shares were considered as “ex-dividend”. Such dividends were charged to the mandatory minimum dividend of the 2009 fiscal year and considered as mentioned for all circumstances of the Corporate Legislation.

b. Interest on Own Capital
In accordance to article 9 of the Law #9249/95, deliberation #207/96 of “Comissão de Valores Mobiliários” and the articles 7 and 28 of the Company’s Bylaws, the Board of Directors deliberated ad referendum of the General Shareholders’ Meeting, interest on own capital, in the following dates and conditions:

September 30, 2009 – deliberated the amount of R$400,000,000.00 (four hundred million reais) and after withholding the income tax of 15%, its net amount is R$340,000,000.00 (three hundred and fourty million Reais), which were distributed as of December 21, 2009, to common and preferred shareholders registered on Company’s book records by the end of September 30, 2009. After this date, the shares were considered as “ex-interest”.

December 9, 2009 – deliberated the amount of R$205,000,000.00 (two hundred and five million reais) and after income tax withholding, its net amount is R$174,250,000.00 (one hundred and seventy four million and two hundred and fifty thousand reais) to common and preferred shareholders registered on Company’s book records by the end of December 30, 2009. As of December 31, 2009, inclusive, shares will be considered as “ex-interest”. The Board proposes to Ordinary General Shareholders´ Meeting that the payment of such interest begin until December, 21, 2010 in a date to be determined by Executive Directors of the
Company and timely communicated to the market.

The Interest on Own Capital granted in 2009 will be analyzed by the Ordinary General Shareholders´ Meeting, to charge the mandatory minimum dividend, according article 28 of the Company’s Bylaws.

The following table summarizes the distributions realized during the year:

Total Value	1,075,000,000.00
Intermediary Dividends granted on May 18, 2009	470,000,000.00

Interest on Own Capital granted on September 30, 2009 and December, 09, 2009		605,000,000.00

Value for share	ON	PN*
Intermediary Dividends granted on May 18, 2009	0.871072553408	0.958179808749

Interest on Own Capital granted on September 30,
2009 and December, 09, 2009 (gross value)	1.121274244280	1.233401668709

Interest on Own Capital granted on September 30,
2009 and December, 09, 2009 (net value)	0.953083107639	1.048391418404

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

2. PROPOSAL OF DELIBERATION

The Board of Directors proposes in accordance to the paragraph 6 of the article 202 of the Law #6404/76 and article 26, paragraph 1 (iii) of the Company’s Bylaws, that the balance of profit in December 31, 2009, not destined yet, in the amount of R$ 1,097,972,873.05 (one billion, ninety seven million, nine hundred and seventy two thousand eight hundred and seventy three reais and five cents), to be charged as dividends.
The Board of Directors proposes that dividends and interest on own capital prescribed in 2009, in the amount of R$153,672,373.62 (one hundred and fifty three million, six hundred and seventy two thousand, three hundred seventy three reais and sixty two cents), also to be charged as dividends.
The dividends proposed above, in the amount of R$1,251,645,246.67 (one billion, two hundred and fifty one million, six hundred and forty five thousand, two hundred and forty six reais and sixty seven cents) shall be paid to common and preferred shareholders registered on Company’s book records by the end of the day of the Ordinary General Shareholders´ Meeting that will deliberate such dividends, after which the shares will be considered as “ex-dividends”.

Net Income For The Fiscal Year	2,172,972,873.05
(-) Intermediary Dividends and Interest on Own Capital – granted	1,075,000,000.00
during the 2009 fiscal year
Net Income to allocate	1,097,972,873.05
(+) Dividends and Interest on Own Capital – prescribed in 2009	153,672,373.62
Proposal of Deliberation as Dividends	1,251,645,246.67

Form proposed by the Board of Directors for payment of dividends to deliberate

1st part – begin of the payment until June, 30, 2010		800,000,000.00
Remaining part – begin of the payment until December, 21, 2010		451,645,246.67
Total Proposal for Deliberation		1,251,645,246.67
Value for share	ON	PN*
1st part – begin of the payment until June, 30, 2010	1.482676686653	1.630944355318
Remaining part – begin of the payment until
December, 21, 2010	0.837054847344	0.920760332078
Total Proposal for Deliberation – per share	2.319731533997	2.551704687396

(*) 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

The present proposal of allocation of the Company’s results related to the fiscal year 2009, considering the deliberate values during 2009 and the proposal of deliberation of dividends to be approved by the Ordinary General Shareholders’ Meeting, shows that 100% of net income will be distributed to shareholders as dividends and interest on own capital.

In compliance with the Annex 9-1-II, item 7 of CVM´s Instruction #481 of December 17, 2009, the following is a comparative table of net income and distribution of dividends and interest on own capital for share over the past years (values in reais):

Value for share	2009	2008	2007	2006

Net Income - ON	4.027270274500	4.485044316988	4.379769354995	5.219302485896

Net Income - PN [1]	4.429997301950	4.933548748687	4.817746290494	5.741232734486

Dividends / Interest on
Own Capital deliberated
Interest on Own Capital	1.121274244280	1.141661048722	1.189848038832	1.445197379379
(gross) – ON
Interest on Own Capital
(gross) – PN [1]	1.233401668709	1.255827153594	1.308832842715	1.589717117317
Interest on Own Capital	0.953083107639	0.970411891415	1.011370833008	1.228417772472
(net) – ON
Interest on Own Capital	1.048391418404	1.067453080556	1.112507916309	1.351259549721
(net) – PN [1]
Dividends – ON	3.190804087405	3.651295845939	3.578696096256	5.660745516164
Dividends – PN [1]	3.509884496146	4.016425430534	3.936565705882	6.226820067781

1 10% higher than the amount granted to each common share, in accordance with the article 7 of the Company’s Bylaws.

Shareholders by unanimously and abstaining those impeded by law, management and audit committee in attendance, approved the Management Proposal for Allocation of the Results of the fiscal year 2009, in full, including with regard to dates for payments of Interest on Own Capital and Dividends, and the Company’s Director shall fix and announce the date to the market.

3 – Regarding to the item “3” of the Agenda, regarding the election of the Board of Directors members for a new tenure, the following deliberations were taken:

3.1 – Indicated by the shareholder granted of preferred shares Luiz Otavio Monte Vieira da Cunha, was reelected as administrative councilmember, by majority vote of the preferred shares, in separated vote, with abstention of the controllers, Mr. Luciano Carvalho Ventura, Brazilian, legally separated, economist, bearer of the ID# 8.147.870 SSP/SP and enrolled with Taxpayer’s ID# 018.153.854-72, resident at Rua João de Souza Dias, 394 – apt. 182, Sao Paulo – SP, for a term that starts on this date and ends on the date of 2013’s Ordinary General Shareholders’ Meeting.

3.2 - By general common shares vote, under indication of shareholder Telefónica International S.A., were reelected, by majority, as administrative councilmember Mr.: Antonio Carlos Valente da Silva, Brazilian, married, Electrical engineer, bearer of the ID CREA RJ #31.547-D, enrolled with Taxpayer’s ID #371.560.557-04, resident and domiciled in the city of Sao Paulo, state of Sao Paulo, commercial address at Rua Martiniano de Carvalho, 851, Sao Paulo – SP; José Maria Álvarez-Pallete López, Spanish, married, economist, bearer of the passport #AAA449584, resident and domiciled in Madrid, Spain, commercial address at Distrito C, Edifício Oeste 3 -3rd floor – Ronda de La Comunicación, no number in the city of Madrid – Spain; Antonio Pedro de Carvalho Viana-Baptista, that also signs Antonio Viana-Baptista, Portuguese, married, graduated in Economy, bearer of the passport #J843630, resident and domiciled in Madrid, Spain, commercial address at Gran Via 28, 12th floor in the city of Madrid, Spain; Enrique Used Aznar, Spanish, married, graduated in Engineering Telecommunications in your country, bearer of the passport #BE933305, resident and domiciled in Madrid, Spain, commercial address at Gran Via 28, 12th floor in the city of Madrid, Spain; Fernando Abril-Martorell Hernandéz, Spanish, married, lawyer, bearer of the passport #AA538636, resident and domiciled in Madrid, Spain, commercial address at Calle Ayala, 42, in the city of Madrid, Spain; Fernando Xavier Ferreira, Brazilian, married, Engineer, bearer of the ID #585.363-0 SSP/PR and enrolled with Taxpayer’s ID #142.144.239-68, resident and domiciled in the city of Curitiba, State of Paraná, commercial address at Av. Paulista, 2300 – 21st floor in the city of Sao Paulo – SP; Francisco Javier de Paz Mancho, Spanish, married, graduated in Advertising, bearer of the passport #AD563105, resident and domiciled in Madrid, Spain, commercial address at Distrito C, Edifício Central -1st floor – Ronda de La Comunicación, no number, in the city of Madrid, Spain; Guillermo José Fernández Vidal, Spanish, married, adviser, bearer of the passport #AAA687340, resident and domiciled in Madrid, Spain, at Gran Via 28, 12th floor in the city of Madrid, Spain; Ignácio Urdangarín Liebaert, that also signs Iñaki Urdangarín, Spanish, married, graduated in Business Sciences, bearer of the Spanish passport #XF003765, resident and domiciled in Barcelona, Spain,  commercial address at Avenida de Roma, 73-91, 10th floor in the city of Barcelona, Spain; José Fernando de Almansa Moreno-Barreda, Spanish, widower, graduated in Law, bearer of the passport # BA997292, resident and domiciled in Madrid, Spain, commercial address at Distrito C, Edifício Central -1st floor – Ronda de La Comunicación, no number, in the city of Madrid, Spain; Juan Carlos Ros Brugueras, Spanish, single, lawyer, bearer of the passport #BD543326 and enrolled with Taxpayer’s ID #817.483.020-00, resident and domiciled in Barcelona, Spain, at Avenida de Roma, 73-91, 10th floor, in the city of Barcelona, Spain; Luis Javier Bastida Ibarguen, Spanish, married, graduated in Business Administration in your country, bearer of the passport #BD136986, resident and domiciled in Madrid, Spain, commercial address at Gran Via 28, 13th floor in the city of Madrid, Spain; Luiz Fernando Furlan, Brazilian, married, engineer, bearer of the ID #2.985.393, enrolled with Taxpayer’s ID #019.489.978-00, resident and domiciled in the city of Sao Paulo, state of Sao Paulo, commercial address at Avenida das Nações Unidas, 8501, 10th floor, Edifício Eldorado Business Tower, in the city of Sao Paulo – SP; Miguel Ángel Gutiérrez Méndez, argentine, married, entrepreneur, bearer of the Spanish passport #XC098727 and argentine 12572690N, resident and domiciled in Buenos Aires, Argentina, commercial address at Avenida del Libertador, 1068, 4th floor in the city of Buenos Aires, Argentina; Narcís Serra Serra, Spanish, married, doctorate in Economic Sciences in your country, bearer of the passport #BB421803, resident and domiciled in Barcelona, Spain, address at Calle Elisabets, 12, in the city of Barcelona, Spain; all of them with term that starts on this date and ends on the date of 2013’s Ordinary General Shareholders’ Meeting. According to the paragraph 2, article 146, of the
Corporate Law, the council members residents and domiciled abroad shall possession by constitution of representative resident in Brazil. The resume and other counselor data were on the table of the Ordinary General Shareholders´ Meeting, despite having been available on the IPE System in form and deadline provides in the CVM´s Instruction #481. It was informed that the elects are not impeded by law of exercising their administrative councilmember position and in conditions of confirming their releasing as required by § 4o of article 147 of the Law #6404/76 and article 2 of the instruction CVM 367, on May 29, 2002.

4 – Regarding to the item “4” of the agenda, related to election of the audit committee members for a new tenure for a term that starts by this date and will end at the 2011 Annual General Meeting, the following deliberations were taken:
(i) For unanimous vote of the preferred shares in attendance, in separated voting, with abstention of the controllers, indicated by the shareholder granted of preferred shares, Mr. Luiz Otavio Monte Vieira da Cunha were elected as Sitting member Mr. Flavio Stamm, Brazilian, married, business manager, registered in the CRA SP# 45.324, bearer of the ID# 12.317.859 SSP/SP and enrolled with Taxpayer’s ID# 048.241.708-00, resident and domiciled at Rua Patápio Silva, 223 – apt. 32 – Sao Paulo – SP; and as respective Substitute Gilberto Lerio, Brazilian, divorcee, accountant, registered in the CRC SP 1SP 111.445/O-9, bearer of the ID# 4.370.494-3 and enrolled with Taxpayer’s ID# 269.714.378-53, resident and domiciled at Av. Indianópolis, 860 – Sao Paulo – SP;

(ii) by general common shares vote, indicated by the controller shareholder, were unanimously elected, as Sitting members: (i) Patrícia Maria de Arruda Franco, Brazilian, married, accountant, bearer of the ID# 07.868.966-8 IFP/RJ and of the CRC RJ O 819500, enrolled with Taxpayer’s ID# 011.158.067-69, resident and domiciled at the Capital of Rio de Janeiro State, commercial address at Av. Ayrton Senna, 2200 – 2st floor, side 1, Barra da Tijuca, Rio de Janeiro – RJ; (ii) Carlos Raimar Schoeninger, married, Brazilian, business manager, bearer of the ID# 34.615.082-6, enrolled with Taxpayer’s ID# 556.488.439-68, resident and domiciled in the Capital of State of Sao Paulo, commercial address at Avenida Dr. Chucri Zaidan, 860, 4th floor, Sao Paulo – SP; and as their Substitutes, respectively (i) Stael Prata Silva Filho, Brazilian, married, business manager, bearer of the ID# 4.650.496 SSP/SP, enrolled with Taxpayer´s ID# 374.378.958-20, resident and domiciled in the Capital of State of Sao Paulo, address at Rua Jesuino Arruda, 499, Itaim Bibi, Sao Paulo – SP; (ii) João Orlando Lima Cordeiro, Brazilian, married, accountant, bearer of the ID# 4.316.721-72 and enrolled with Taxpayer’s ID# 867.245.095-72, resident and domiciled in the Capital of State of Sao Paulo, commercial address at Avenida Dr. Chucri Zaidan, 860, Sao Paulo – SP.

5 - Regarding item “5” of the Agenda, was approved by majority of votes: (a) supplementation of the amount of directors´ remuneration deliberated in the Ordinary General Shareholders’ Meeting held on March, 25, 2009 and the supplementation was approved in the amount of R$4,349,421.66 (four million, three hundred and forty nine thousand four hundred and twenty one reais and sixty six cents); (b) to determine the global management’s annual remuneration, for the period comprehended between today and the 2011’s Ordinary General Shareholders’ Meeting, in the amount of R$16,290,000.00 (sixteen million and two hundred and ninety thousand Reais), and the individualization for the administrative members shall be made through the Board of Directors; (c) to determine the active audit councilmember’s remuneration to 10% of the average paid to each Director, not including therefore the benefits, representation monies and eventual participation in profit (variable remuneration).

VII – Closing: It was informed to shareholders that the Company will continue to do its legal notices in “Diário Oficial do Estado de São Paulo” and in the newspaper “Valor Econômico”, taking the latter replaced the “Gazeta Mercantil” that discontinued its movement. No further matters in the Agenda to discuss, the subjects were concluded, from which was drawn up, in an abstract manner, as permitted by the § 1 of the article 130 of the Law# 6404/76, the present minute, been approved by the shareholders as a true representation of the matters and deliberations occurred in the Meeting, and follow signed by the participants.

Gilmar Roberto Pereira Camurra Chairman of the Meeting, representing the Administration	Vasco Gruber Franco Secretary of the Meeting

SP Telecomunicações Participações Ltda.	Telefônica Internacional S/A
p.p. Angeles Pilar Vicent Candame Dalcamim	p.p. Angeles Pilar Vicent Candame Dalcamim

Represented by Citibank N.A.	Credit Agricole Asset Management
p.p. Daniel Alves Ferreira	Represented by Banco Santander S.A.
The Shareholders:	p.p. Daniel Alves Ferreira
Acadian Emerging Markets Equity Fund
Ascension Health
Ascension Health Master Pension Trust
Balentine International Equity Fund Select LP
Eaton Vance Structured Emerging Markets Fund	Norges Bank
Eaton Vance Tax – Managed Emerging Markets	Represented by HSBC Corretora de
Fund	Títulos e Valores Mobiliários S.A
Emerging Global Shares Indxx Brazil Infrastructure	p.p. Daniel Alves Ferreira
Index Fund
GMO Trust on Behalf of GMO Emerging Countries
Fund
Laudus Resenberg International Discovery Fund
Monetary Authority of Singapore
PPL Services Corporation Master Trust	Amundi Funds
Schwab Fundamental Emerging Markets Index	Represented by Banco Itaú Unibanco
Fund	S.A.
State of California Public Employees Retirement	p.p. Daniel Alves Ferreira
System
State of Connecticut Retirement Plans and Trust Funds
State of Winsconsin Investment Board Master Trust
Teachers Retirement System of the State of Illinois
The Board of Regents of the University of Texas System
The Future Fund Board of Guardians
The Master Trust Bank of Japan Ltd. RE MTBC400035147
The Pension Reserves Investment Management Board
Uaw Retiree Medical Benefits Trust
Vanguard FTSE All-World Ex-US Index Fund, a series of
Vanguard International Equity Index Funds
Vanguard Total World Stock Index Fund, a series of Vanguard
International Equity Index Funds
Wilmington Multi-Manager International Fund

Oscar José Horta Filho	Luiz Otávio Monte Vieira da Cunha

Luciano Carvalho Ventura	Flábio Stamm
Administrative councilmember	Audit Committee

Luiz Carlos Marques Ernst & Young Auditores Independentes S/S Alexandre Hoeppers Ernst & Young Auditores Independentes S/S	Luis Eduardo Monti Ernst & Young Auditores Independentes S/S Milton Shigueo Takarada Company’s Accountant

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 12, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director